Exhibit 3.7

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. The name of the corporation is Prometheus PubCo Inc.

2. The Certificate of Incorporation of the corporation is hereby amended by changing the Article thereof numbered ONE so that, as amended, said Article shall be and read as follows:

Article One
The name of the corporation is Presidio PubCo Inc. (hereinafter called the “Corporation”).

3. That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

By:	/s/ Tyson Taylor
Authorized Officer

Name:	Tyson Taylor
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:54 AM 09/29/2025
FILED 08:54 AM 09/29/2025
SR 20254109272 - File Number 10278400